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NettBar Shady Acres

Houston, TX

0% OF MINIMUM GOAL

$0 raised

$150,000 min target

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HIGHLIGHTS

NettBar Shady Acres will be the second location for one of Houston's most unique, family-friendly neighborhood haunts.

- The new Shady Acres location offers a bigger footprint, more covered outdoor space and new fenced in area for family friendly activities.
- The Shady Acres neighborhood is a densely populated residential area, and it's home to a number of Houston's most successful patio bars, restaurants and local breweries.

New kitchen and expanded business opportunities for the new location

- The dedicated kitchen will be driven by Chef Matt Mui. It expands NettBar's ability to
- The new Shady Acres location offers a bigger footprint, more covered outdoor space and new fenced in area for family friendly activities.
- The Shady Acres neighborhood is a densely populated residential area, and it's home to a number of Houston's most successful patio bars, restaurants and local breweries.

New kitchen and expanded business opportunities for the new location

- The dedicated kitchen will be driven by Chef Matt Mui. It expands NettBar's ability to provide residents with greater service and creates upside for the bottom line.
- NettBar is leveraging its relationships and battle-tested weekly programming schedule to help drive business growth at the new location.

The team boasts extensive operating experience, including refining the original NettBar's menu and events over the past four years.

- John Caravello has over 20 years of experience owning and operating local venues in the hospitality industry.
- Oswaldo Gutierrez brings his diverse skill set and financial savvy in addition to his recent NettBar success to further improve the business and expand the NettBar concept.

OVERVIEW

NettBar's name stems from the street of the original location. Nett, meaning "nice" or "kind" in German is the exact atmosphere they wanted their guests to experience when visiting. John and Oswaldo succeeded in creating a feeling that encourages a strong sense of community in a social, active and fun setting, bringing neighbors together while cultivating a loyal and long-standing customer base.

This second NettBar location will solidify the concept, as well as serve as the foundation for further growth plans of 3-5 bars inside 610 Loop and other suburban growth areas outside of Metropolitan Houston.



NettBar Shady Acres will have an outdoor patio carefully designed to give the customer the feel of being at an adult playground equipped with multiple bocce ball courts, ping pong tables, darts, cornhole, giant jenga, as well as many other interactive gaming experiences.

At the centerpiece of the patios there will be two custom designed 14' x 12' enclosures, each housing four 90" 4K HD TVs that will provide a viewing experience like no other.



In addition, the new space will boast a full kitchen led by Chef Matt Mui who is currently perfecting the kitchen program on the NettBar food truck at the WestEnd location.

The NettBar team continually strives to create new and exciting experiences. The team strongly believes that any effort put towards benefiting customers also benefits the business.

NettBar Shady Acres has already secured its MB TABC license, completed the majority of its final design and submitted plans to City of Houston to convert the space. The plan is to complete construction and open its doors by July 2022.



THE BUSINESS

Revenues for the Shady Acres location are projected to be considerably higher than the original location because the business is able to leverage an expanded footprint, a new kitchen, and the benefit of relationships and best practices from the first site.

NettBar Shady Acres will take the best of the original location while adding even more family friendly activities (i.e. kids play area that is fenced and secure) and gaming areas, as well as a new food component that is designed to elevate the customer experience.

The new location is a notably larger property with two buildings, includes more parking space, and will provide a better layout. The venue will seat 250-300 patrons indoors and outdoors, and it will feature well-distributed indoor and outdoor areas for both relaxation time, as well as game activities. Covered areas with built-in heater and cooling systems will also keep customers comfortable during adverse weather conditions, extending possible hours of operations.



With the addition of a full kitchen and a Chef-driven menu led by Chef Matt Mui, NettBar Shady Acres will offer a Bar & Grill experience, expanding its appeal as a destination for meals and family gatherings.

The Shady Acres beverage program will consist of an extensive whiskey selection, highlighted by a handcrafted cocktail menu that has been cultivated with extensive market research, including visits to some of the world's most renowned cocktail lounges. The business will also adopt the acclaimed frozen cocktail menu that the West End location has cultivated; instantly becoming a fan favorite and recognized on multiple Top 10 lists as one of the Best Frozen Cocktails in Houston.

One of the biggest advantages NettBar Shady Acres has is its institutional knowledge and track record with event programming. The team will implement an event strategy that has been a proven driver of consistent traffic and business for the first location. This includes a weekly schedule consisting of nightly activities such as weekly Geeks Who Drink Trivia, Steak Night, Dart tournaments, Bocce Ball Tournaments, Musical Bingo, Goat Yoga and a monthly Artisans Market. The new location will also host local animal rescue charity events that work hand-in-hand with the pet friendly atmosphere of the space. The venue will promote, as it does very successfully at the original location, corporate team building events, birthday parties, puppy pawtys, sporting event watch parties, neighborhood HOA meetups and many other community-based events.



The NettBar Bocce Ball League will be extended at the new location as well. Sponsored by Jack Daniels and Saint Arnold Brewing, the league will galvanize the 100+ bocce ball members already participating at the West End location. League play at both Shady Acres and

West End will culminate in a NettBar "World" Champion.

Other synergies also exist that can benefit the business, including existing and extensive relationships with vendors and providers such as Gallo, Beam Suntory, Brown Forman, local breweries and many more. The scale of the business and consistent programming can help lower costs and increase promotional revenue.

DATA ROOM

Note Purchase Agreement	Disclosure Statement
VIEW	VIEW

INVESTMENT DETAILS

Issuer	Type of Offering	Offered By
Nett Venture Investments LLC	Regulation Crowdfunding	Offered by NextSeed Securities, LLC

Offering Min	$150,000
Offering Max	$400,000
Min Individual Investment	$100
Type of Securities	Revenue Sharing Note
Investment Multiple	1.4x Early Payment Provision: If paid within 36 mos: 1.3x
Revenue Sharing Percentage	up to 8.5% If $250k-$400k raised: 8.5%; if less than $250k raised: 5%
Maturity	48 months
Payments	Monthly
Security Interest	Lien on all assets of the business
Ownership % Represented by Securities	0% equity interests in the Issuer or any voting or management rights with respect to the Issuer as a result of an investment in Securities.

USE OF PROCEEDS

NettBar Shady Acres anticipates that the total cost of the project will be approximately $500,000.00. The team is seeking to crowdfund an amount between the minimum of $150,000.00 and maximum of $400,000.00 through the Offering. NettBar Shady Acres has

also raised $100,000.00 through sale of equity interests. If NettBar Shady Acres is able to complete a successful Offering, the members of the Issuer have committed to provide or arrange for sufficient financing for the Issuer to cover the remaining balance of the project cost.

LOCATION ANALYSIS

NettBar Shady Acres will be located at 1717 W 22nd St, Houston, TX 77008, near the corner of West 22nd and Ella Blvd. The property is owned by members/owners of NettBar, offering security and aligned interest for the business's lease.

NettBar found success in its first location by offering a neighborhood gathering space with trees and greenery in a densely populated residential area. The vibe of the venue is also best reflected in a renovated old building that retains the charm of the neighborhood. The team found this in its new property on West 22nd Street.

Shady Acres is a hotbed for some of Houston's most popular bars and restaurant venues for the greater Heights neighborhood. The area is home to McIntyre's, Preslees's, Cedar Creek Bar & Grill, Bungalow Heights, and King's BierHaus. It is also located less than half a mile from Memorial Hermann Hospital and just two blocks away from White Oak Bayou that offers miles of friendly bike trails.

The residential neighborhoods of Greater Heights, Rice Military, and Oak Forest are all reachable within minutes. These areas include a high density of young professionals as well as couples and families who have been some of NettBar's most loyal customers over the years.



Cavatore
Rainbow Lodge
King's BierHaus
Restaurant Depot
Drift
W 20th St
Cedar Creek Bar & Grill
McIntyre's
The Boot
Bungalow Heights
Foodarama Market
24 Hour Fitness
Jack in the Box
Preslee's
United States Postal Service
Eureka Heights Brew
Hughie's
Ella Blvd
W 18th St
Life Storage
New Magnolia Brewing
The Grove at White Oak Apartments
The Grove

THE TEAM



John Caravello
COO



John Caravello is a proud Houstonian that moved here in the 1980's from New York City. With over 22 years of experience in the hospitality industry as an owner and operator, John is widely respected by both peers and vendors throughout the hospitality industry. In his early 20's, John began working as a concierge and host, focusing on guest relations and private events in some of Houston's quintessential nightlife venues.

Beginning in 2001, he began to take on more responsibility for two of Lee Ellis' groundbreaking lounge concepts, Tonic/Tryst and The Social Lounge. John was promoted to General Manger of Tonic/Tryst while still maintaining operational responsibilities at The Social Lounge.

In 2004, John seized the opportunity to pursue his dream of becoming an operating partner of his own concept by opening Next Nightclub. Over the course of a year, John organized the investment group, oversaw construction and became the daily operating partner. Next Nightclub successfully paid off it's investors and remained profitable until 2009 when the

property was sold for development. Over the next six years, John opened and operated five more unique and successful nightlife concepts in Downtown and Midtown Houston.

In 2014, John was recruited to become the Director of Operations for Kingfish Hospitality LLC, owners of Pax Americana and Zimm's Bar in Montrose. His first goal was the reconceptualization of the long running Zimm's into Zimm's Whisky Bar to fit the growing atmosphere in the Houston nightlife scene. At the same time, Pax Americana rose quickly to National Attention as one of America's best new restaurants. In his role as Director of Operations, John was a vital part of Pax Americana being named as Houston's 2016 Best New Restaurant of the Year (CultureMap Tastemaker Awards). John left Kingfish Hospitality in 2017 to again pursue ownership opportunity.

In 2016 John partnered with Oswaldo to help create what would become NettBar. John has developed the beverage program, dining program, weekly events and activities as well as keeping a strong focus on staffing and marketing. Under his leadership, NettBar has become a fixture in the neighborhood for singles, young couples and families alike.



Oswaldo Gutierrez
CEO


Oswaldo Gutierrez is the owner of XCS Expert Consulting Services Inc., leading it as an experienced systems architect with over 27 years of technology consulting, helping large companies run their businesses more efficiently by improving their systems and processes through custom-fit technology solutions. Oswaldo obtained an MBA in Finance from Our Lady of the Lake University executive program in 2004 to further broaden his understanding of the business world.

In 2010, various investments in real estate led Oswaldo to purchase what he considered to be a perfect property for an innovative concept rarely seen around Houston, now known as "neighborhood bars". Being an outsider to the hospitality business, but not a stranger to spotting potential, he partnered with the best talent in town, John Caravello. Thanks to this great partnership, NettBar opened its doors in May 2017 and has become one of Houston's best neighborhood bars and a staple in town, a bar that checks all the boxes it advertises in its slogan: social, active and fun.

Oswaldo plans to leverage his diverse skill set and financial savvy, in addition to his recent NettBar success to further improve the business and expand the NettBar concept.

BONUS REWARDS

EARLY BIRD REWARD   `50 REMAINING`

First 50 investors who invest $1,000 or more will receive:

- **2 invitations to Investor Only Reveal Event**
  Complementary cocktails and hors d'oeuvre for the first two hours
- **2 Invitations to the Grand Opening Party**
  This will be an invite only event for the first two hours

INVEST

$100+

- **Complimentary Drink**
  To be redeemed within the first year
- **2 Invitations to the Grand Opening Party**
  This will be an invite only event for the first two hours

INVEST

$500+

- **Complimentary Drink**
  To be redeemed within the first year
- **2 Invitations to the Grand Opening Party**
  This will be an invite only event for

INVEST

$1,000+

- **Custom Branded Merchandise**
  Redeemed on property
- **2 Invitations to the Grand Opening Party**
  This will be an invite only event for the first two hours

This will be an invite only event for the first two hours
- **$50 Gift Card**

the first two hours
- **$100 Gift Card**

INVEST

$5,000+

- **2 invitations to Investor Only Reveal Event**
  Complementary cocktails and hors d'oeuvre for the first two hours
- **4 Invitations to Grand Opening Party**
  This will be an invite only event for the first two hours
- **Memorialized Engraved Brick in investor wall**
- **$200 Gift Card**

INVEST

$10,000+

- **4 Invitations to Grand Opening Party**
  This will be an invite only event for the first two hours
- **Memorialized Engraved Brick in investor wall**
- **4 Invitations to Investor Only Reveal Event**
  Complementary cocktails and hors d'oeuvre for the first two hours
- **$300 Gift Card**

INVEST

$25,000+

- **Memorialized Engraved Brick in investor wall**
- **6 Invitations to Investor Only Reveal Event**
  Complementary cocktails and hors d'oeuvre for the first two hours
- **$400 Gift Card**
- **6 Invitations to the Grand Opening Party**
  This will be an invite only event for the first two hours
- **1 Complimentary Entree Per Week For LIFE (limits apply)**
- **1 Complimentary Party for 10 Guests (limits apply)**

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